SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 17, 2003

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F            ☒                            Form 40-F            ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                ☐                    No                     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 18, 2003 to February 26, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	February 26, 2002

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 3AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2002:

•	Public Announcement
•	Alumina Report
•	December 2002 Preliminary Final ASX Report

Stephen Foster

Company Secretary

26 February 2002

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email

info@aluminalimited.com

Alumina achieves strong financial returns in a difficult climate

Results 2002

	2001	Scheme Booklet 2002[1]	2002

Profit After Tax from Continuing Operations ($M)	281.4	218.5	209.7

Cashflow from operating activities from Continuing Operations ($M)	373.6	229.6	272.6

Dividends Received from AWAC ($M)	377.0	256.4	281.0

*	Dividend declared 13¢ a share, fully franked, payable on 8 April 2003 to shareholders of record on 11 March 2003.

2002 Summary

•	Successful listing of Alumina Limited on 11 December 2002 following WMC Limited’s demerger
•	Net profit of $210 million from continuing operations in line with Scheme Booklet
•	Alumina’s share of AWAC’s production increased by 3% to 4.9m tonnes
•	Costs maintained at 2001 level with increased production
•	Jamalco expansion of 250,000 tonnes of alumina and new joint venture with BHP Billiton in Suriname announced
•	Interests in two bauxite mining companies(MRN and Halco) incorporated into AWAC
•	Lower alumina prices
•	Aluminium price fell by over 6 per cent year-on-year to an average US$0.61/lb (USD1,350/t)
•	Continued uncertainty in global economy
•	Australian dollar strengthened

1 The scheme booklet forecast was provided on a pro-forma basis as though Alumina Limited had separated for the full year with corresponding corporate overheads and with interest expense estimated for a full 12 month period.

Alumina achieves strong financial returns in a difficult climate

Alumina Limited today announced a full-year net profit from continuing operations of $210 million and a fully franked final dividend of 13 cents a share for 2002.

These results demonstrate that Alumina Limited can consistently deliver excellent value for shareholders throughout the economic cycle, said Chief Executive Officer, John Marlay.

“This was a strong performance, in line with expectations and consistent with the Scheme Booklet forecast,” continued Mr Marlay. “The 25 per cent decrease from last year’s profit result was due to a 6 per cent drop in the average aluminium price and lower alumina prices.

“For the first time, shareholders can see the strength and stability in the AWAC investment through the strong financial returns achieved even at this low point in the market.”

The result was driven by the consistent and robust operational performance of Alcoa World Alumina and Chemicals (AWAC) in which Alumina Limited has a 40% interest. AWAC met its operational targets, increasing alumina production while maintaining costs at 2001 levels. Alumina Limited received it’s second largest ever annual dividend from AWAC at $281 million and its share of alumina production increased 3 per cent to 4.9 million tonnes.

“This is a great business that will deliver results and drive growth at the same time,” added Mr Marlay. “During 2002, AWAC announced its quarter-of-a-million tonne expansion at Jamalco refinery in Jamaica, as well as an expansion of the joint venture with BHP Billiton in Suriname. These are excellent examples of the low cost, high return brownfield expansions that we will pursue in the future to maintain AWAC’s leading market position.”

Mr Marlay also reaffirmed Alumina Limited’s policy to pass on to shareholders the fully franked dividends received from AWAC, to the extent practical.

For further information

Media, Analyst and Shareholder Contact:

Bob Davies, Chief Financial Officer

0417 336 455

(03) 8699 2603

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    1

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2002 (“Current Period”)

For announcement to the market

			% change *	$A million

1.4	Revenues from ordinary activities	Down	32.1%	2,509.5

1.22	Profit from ordinary activities after tax attributable to members	Down	56.6%	174.5

1.11	Profit from extraordinary items after tax attributable to members		—	—

1.14	NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	Down	56.6%	174.5

Dividends

		Current Period Year ended 31 Dec 2002		Previous Corresponding Period Year ended 31 Dec 2001

15.4	Final dividend per share	13	¢	13	¢

15.5	Franked amount per share	13	¢	13	¢

15.2	Record date for determining entitlements to the dividend is 11 March 2003.

* The comparative period is for the financial year ended 31 December 2001.

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    2

Condensed consolidated statement of financial performance

		Continuing Operations $A million		Discontinuing Operations $A million		Total $A million
		Year ended 31 Dec 2002	Year ended 31 Dec 2001	Year ended 31 Dec 2002	Year ended 31 Dec 2001	Year ended 31 Dec 2002	Year ended 31 Dec 2001
1.1	Revenues from operating activities (item 1.24)	—	—	2,220.9	2,816.9	2,220.9	2,816.9
1.2	Interest revenue (including item 1.25)	1.3	2.8	96.9	151.5	98.2	154.3
1.3	Other revenue (including items 1.26, 1.27 and 1.28)	—	12.1	190.4	712.9	190.4	725.0

1.4	Revenue from ordinary activities (item 1.29)	1.3	14.9	2,508.2	3,681.3	2,509.5	3,696.2
1.5	Expenses from ordinary activities (item 1.35)	(7.6)	(13.8)	(2,428.4)	(3,338.7)	(2,436.0)	(3,352.5)
1.6	Borrowing costs ( net borrowing costs were $42.4m for 31 December 2002 and $140.9m for 31 December 2001)	(0.6)	—	(140.0)	(295.2)	(140.6)	(295.2)
1.7	Share of net profit of associates accounted for using the equity method (item 17.2)	216.3	279.1	—	—	216.3	279.1

1.8	Profit/(loss) from ordinary activities before tax	209.4	280.2	(60.2)	47.4	149.2	327.6
1.9	Income tax credit	0.3	1.2	24.3	75.1	24.6	76.3

1.10	Profit/(loss) from ordinary activities after tax	209.7	281.4	(35.9)	122.5	173.8	403.9
1.11	Profit from extraordinary items after tax	—	—	—	—	—	—

1.12	Net profit/(loss)	209.7	281.4	(35.9)	122.5	173.8	403.9
1.13	Net (profit)/loss attributable to outside equity interests	—	—	0.7	(2.2)	0.7	(2.2)

1.14	Net profit for the period attributable to members of Alumina Limited	209.7	281.4	(35.2)	120.3	174.5	401.7

Non-owner transaction changes in equity

		Year ended 31 Dec 2002	Year ended 31 Dec 2001
1.15	Net exchange differences recognised in equity	6.0	28.6
1.16	Equity share movements in reserves of associates	29.4	(8.8)

1.17	Total transactions and adjustments recognised directly in equity (item 1.15 and 1.16)	35.4	19.8

1.18	Total changes in equity other than from those resulting from transactions with owners as owners	209.9	421.5

Earnings per share (EPS)

		Year ended 31 Dec 2002		Year ended 31 Dec 2001

1.18	Basic EPS	15.7	¢	36.4	¢
1.19	Diluted EPS	15.6	¢	36.3	¢

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    3

Notes to the condensed consolidated statement of financial performance

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

Profit from ordinary activities attributable to members
1.20	Profit from ordinary activities after tax (item 1.10)	173.8	403.9
1.21	Add/(Less) outside equity interests (item 1.13)	0.7	(2.2)

1.22	Profit from ordinary activities after tax, attributable to members of Alumina Limited	174.5	401.7

Revenue and expenses from ordinary activities

Revenue from ordinary activities
1.23	Sale of goods	2,220.9	2,816.9

1.24	Revenue from operating activities	2,220.9	2,816.9
1.25	Interest received/receivable	98.2	154.3
1.26	Proceeds from disposal of non-current assets	101.0	685.9
1.27	Insurance proceeds received/receivable	67.2	23.1
1.28	Other income	22.2	16.0

1.29	Revenue from ordinary activities	2,509.5	3,696.2

Expenses from ordinary activities
1.30	Cost of goods sold (including depreciation and amortisation – item 1.36)	1,650.9	2,232.4
1.31	Selling and distribution	143.7	165.8
1.32	General and administrative	333.8	241.3
1.33	Exploration and evaluation	34.3	95.1
1.34	Other expenses from ordinary activities[1]	273.3	617.9

1.35	Expenses from ordinary activities	2,436.0	3,352.5

1.36	Depreciation and amortisation excluding amortisation of intangibles (item 1.30)	477.4	598.5
[1] Includes carrying value of non-current assets sold of $57.9 million (31 December 2001 $410.8 million).

Capitalised outlays
1.37	Interest costs capitalised	3.1	—

Consolidated retained profits

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

1.38	Retained profits at the beginning of the financial period	1,451.7	1,368.3
1.39	Net profit attributable to members of Alumina Limited (item 1.14)	174.5	401.7
1.40	Net transfers from reserves	33.3	2.6
1.41	Dividends and other equity distributions provided for or paid	(878.6)	(320.9)
1.42	Distribution on demerger of WMC Resources Ltd	(51.5)	—

1.43	Retained profits at the end of financial period	729.4	1,451.7

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    4

Significant items

The following non-recurring items are included in profit from ordinary activities and disclosed on a pre-tax basis as significant items due to their size or nature.

Significant items for the year ended 31 December 2002

		A$ million

1.44	Demerger costs—advisor fees and other costs	(46.0)
1.45	Income tax benefit	13.8

		(32.2)

1.46	Proceeds from sale of Central Norseman Gold Corporation Limited (sold January 2002)	33.5
1.47	Book value of assets disposed and costs associated with the sale	(8.4)

1.48	Profit on sale	25.1
1.49	Income tax expense	—

		25.1

1.50	Proceeds from the sale of right to gold royalty received from the sale of St Ives and Agnew gold operations	45.0
1.51	Book value of gold royalty and costs associated with the sale	(29.6)

1.52	Profit on sale	15.4
1.53	Income tax expense	—

		15.4

1.54	Proceeds from the sale of the Long/Victor mines at Kambalda	14.0
1.55	Book value	(2.0)

1.56	Profit on sale	12.0
1.57	Income tax expense	(2.6)

		9.4

1.58	Insurance proceeds (material damage and business interruption) recognised in relation to the fire at the Olympic Dam solvent extraction plant in October 2001	62.3
1.59	Income tax expense	(18.7)

		43.6

1.60	Costs associated with lost production due to fire at Olympic Dam solvent extraction plant	(92.5)
1.61	Income tax benefit	27.8

		(64.7)

1.62	Proceeds received from early termination of interest rate swaps	75.9
1.63	Income tax expense	(22.8)

		53.1

1.64	Total significant items after tax	49.7

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    5

Significant items (continued)

Significant items for the year ended 31 December 2001

		A$ million

1.65	Proceeds from the sale of the St Ives and Agnew gold operations	457.0
1.66	Book value of assets disposed and costs associated with sale	(218.2)
1.67	Net loss on the early termination of commodity and currency hedging associated with the gold operations	(103.2)

1.68	Profit on sale	135.6
1.69	Income tax benefit	34.4

		170.0

1.70	Proceeds from the sale of Three Springs Talc operation	56.0
1.71	Book value of assets disposed	(37.4)

1.72	Profit on sale	18.6
1.73	Income tax benefit	1.4

		20.0

1.74	Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	(71.8)
1.75	Income tax benefit	21.5

		(50.3)

1.76	Proceeds from sale of equity interest in Mondo Minerals	122.2
1.77	Carrying value of investment in Mondo Minerals	(61.0)

1.78	Profit on sale of equity interest	61.2
1.79	Income tax expense	(10.1)

		51.1

1.80	Cost of redundancies and closure costs associated with the restructuring of the WMC service and exploration functions	(21.5)
1.81	Income tax benefit	4.8

		(16.7)

1.82	Equity share of write down of AWAC refining and chemical assets and associated provisions	(88.0)
1.83	Equity share of income tax benefit	7.1

		(80.9)

1.84	Total significant items after tax	93.2

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    6

Intangible and extraordinary items

Consolidated-Year ended 31 December 2002

		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million

2.1	Amortisation of goodwill: (equity associates)	17.7	—	—	17.7
2.2	Amortisation of other intangibles	13.4	(4.0)	—	9.4

2.3	Total amortisation of intangibles	31.1	(4.0)	—	27.1

2.4	Extraordinary items	There were no extraordinary items

Consolidated- Year ended 31 December 2001

		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million

2.1	Amortisation of goodwill: (equity associates)	17.7	—	—	17.7
2.2	Amortisation of other intangibles	16.1	(4.8)	—	11.3

2.3	Total amortisation of intangibles	33.8	(4.8)	—	29.0

2.4	Extraordinary items	There were no extraordinary items

Comparison of Half Year Profits (Equity Accounted)

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

3.1	Consolidated profit from ordinary activities after tax attributable to members for the 1st half year(item 1.14 in the half yearly report)	155.5	274.3
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	19.0	127.4

3.3	Total consolidated profit from ordinary activities after tax attributable to members (Item 1.14)	174.5	401.7

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    7

Income Tax

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

(a)	Profit from ordinary activities before tax (item 1.8)	149.2	327.6

	Less: excess of equity accounted carrying value over cost of equity investment sold during the year	—	1.2
	Add: excess of dividends received/receivable over equity share of profits	64.7	97.9

		213.9	426.7

	Prima facie tax expense for the period at the rate of 30%	(64.2)	(128.0)

	The following items caused the total charge for income tax to vary from the above:
	Rebateable and exempt dividends	247.9	377.0
	Additional claim for research and development expenditure	7.2	3.2
	Exempt income	3.1	5.3
	Exchange gains	—	7.6
	Non-assessable capital gains	40.4	41.5
	Additional depreciation and amortisation	2.4	1.2
	Non-deductible expenses	(3.4)	(7.3)
	Non-deductible foreign expenses	(4.5)	—
	Attributable foreign source income	—	(2.8)

	Net movement	293.1	425.7

	Tax effect of the above adjustments at 30%	87.9	127.7
	Variance between Australian and foreign tax rates	(0.5)	0.8
	Future income tax benefits not brought to account	(89.0)	(17.2)
	Recognition of future income tax benefits not previously brought to account	8.6	86.0
	Withholding tax	1.8	0.5
	Over provision of tax in prior years	80.0	6.5

	Consequent reduction in charge for income tax	88.8	204.3

	Income tax credit for the period (item 1.9)	24.6	76.3

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    8

Condensed consolidated statement of financial position

		31 Dec 2002 $A million	30 June 2002 $A million	31 Dec 2001 $A million

Current Assets
4.1	Cash	23.2	113.7	214.4
4.2	Receivables—trade debtors	2.3	267.1	207.6
4.3	Receivables—other	—	271.2	288.4
4.4	Inventories	—	481.9	410.2
4.5	Other financial assets	—	17.0	20.1
4.6	Deferred hedging losses (net)	—	82.3	157.7
4.7	Other (includes capitalised borrowing costs)	0.9	99.3	72.8

4.8	Total current assets	26.4	1,332.5	1,371.2

Non-current Assets
4.9	Receivables	—	358.6	481.4
4.10	Investments in associates	1,668.7	1,605.8	1,675.6
4.11	Other financial assets	—	21.4	21.7
4.12	Inventories	—	83.1	82.4
4.13	Exploration and evaluation (item 5.8)	—	62.3	64.5
4.14	Mine properties under development (item 6.6)	—	0.7	0.5
4.15	Other property, plant and equipment (net)	—	4,629.7	4,774.8
4.16	Deferred hedging losses (net)	—	716.1	1,188.2
4.17	Deferred tax assets	—	284.7	303.7
4.18	Other	—	27.4	48.3

4.19	Total non-current assets	1,668.7	7,789.8	8,641.1

4.20	Total assets	1,695.1	9,122.3	10,012.3

Current Liabilities
4.21	Payables	2.6	453.4	856.4
4.22	Interest bearing liabilities	534.8	467.6	584.3
4.23	Current tax liabilities	1.7	3.2	7.7
4.24	Provisions (excluding current tax liabilities)	0.1	71.3	220.7
4.25	Other	—	20.3	13.2

4.26	Total current liabilities	539.2	1,015.8	1,682.3

Non-current Liabilities
4.27	Payables	—	914.2	1,197.7
4.28	Interest bearing liabilities	—	1,633.4	1,737.7
4.29	Deferred tax liabilities	2.2	444.1	434.9
4.30	Provisions (excluding deferred tax liabilities)	0.2	97.8	97.0
4.31	Other	—	2.8	9.3

4.32	Total non-current liabilities	2.4	3,092.3	3,476.6

4.33	Total liabilities	541.6	4,108.1	5,158.9

4.34	Net assets	1,153.5	5,014.2	4,853.4

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -    9

Condensed consolidated statement of financial position (continued)

		31 Dec 2002 $A million	30 June 2002 $A million	31 Dec 2001 $A million

Equity
4.35	Contributed equity	220.2	3,223.4	3,190.9
	Reserves:
4.36	— Group	102.6	111.4	129.9
4.37	— Associates	101.3	71.9	71.9
	Retained profits:
4.38	— Group	382.9	1,214.1	1,042.3
4.39	— Associates	346.5	392.6	409.4

4.40	Equity attributable to members of the parent entity	1,153.5	5,013.4	4,844.4
4.41	Outside equity interests in controlled entities	—	0.8	9.0

4.42	Total equity	1,153.5	5,014.2	4,853.4

There is no preference capital.

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  10

Notes to the condensed consolidated statement of financial position

Exploration and Evaluation Expenditure Capitalised

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

5.1	Opening balance	64.5	33.7
	Expenditure incurred during current period:
5.2	— Grassroots expenditure	17.1	57.2
5.3	— Additional, supporting existing operations	3.4	19.3
5.4	— Evaluation expenditure	14.9	18.6
5.5	Expenditure written off during current period	(34.2)	(92.2)
5.6	Acquisitions, disposals, capitalised depreciation, etc	(65.7)	27.9
5.7	Expenditure transferred to development properties	—	—

5.8	Closing balance as shown in the condensed consolidated statement of financial position (Item 4.13)	—	64.5

Mine Properties Under Development

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

6.1	Opening balance	0.5	14.0
6.2	Expenditure incurred during current period	0.7	3.8
6.3	Expenditure transferred from exploration and evaluation	—	—
6.4	Acquisitions, disposals, reclassifications, etc	(1.2)	(13.6)
6.5	Expenditure transferred to mine properties	—	(3.7)

6.6	Closing balance as shown in the condensed consolidated statement of financial position (Item 4.14)	—	0.5

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  11

Condensed consolidated statement of cash flows

		Continuing Operations $A million		Discontinuing Operations $A million		Total $A million
		2002	2001	2002	2001	2002	2001
Cash Flows Related to Operating Activities
7.1	Receipts from customers	—	—	2,193.5	2,981.0	2,193.5	2,981.0
7.2	Proceeds from interest rate swap close out	—	—	71.2	11.7	71.2	11.7
7.3	Payments to suppliers and employees	(8.1)	(3.4)	(1,823.9)	(2,209.3)	(1,832.0)	(2,212.7)
7.4	Dividends received from associates	281.0	377.0	—	—	281.0	377.0
7.5	Interest received	—	—	27.6	51.5	27.6	51.5
7.6	Borrowing costs paid	(0.3)	—	(149.7)	(204.9)	(150.0)	(204.9)
7.7	Income taxes paid	—	—	(3.2)	(6.7)	(3.2)	(6.7)
7.8	Proceeds from insurance claims	—	—	35.0	34.3	35.0	34.3
7.9	Cash expenditure on exploration:
7.10	— Grassroots	—	—	(17.1)	(57.2)	(17.1)	(57.2)
7.11	— Additional, supporting existing operations	—	—	(3.4)	(19.3)	(3.4)	(19.3)

7.12	Net operating cash flows	272.6	373.6	330.0	581.1	602.6	954.7

Cash Flows Related to Investing Activities
7.13	Payments for property, plant and equipment	—	—	(412.3)	(426.8)	(412.3)	(426.8)
7.14	Proceeds from sale of non-current assets	—	—	67.6	64.2	67.6	64.2
7.15	Proceeds from the sale of St Ives and Agnew gold operations	—	—	—	432.0	—	432.0
7.16	Proceeds from the sale of Central Norseman Gold Corporation Limited, net of cash divested	—	—	25.7	—	25.7	—
7.17	Proceeds from sale of Three Springs Talc operation	—	—	—	56.0	—	56.0
7.18	Proceeds from sale of Mondo Minerals	—	—	—	122.2	—	122.2
7.19	Proceeds from insurance claims	—	—	15.7	23.6	15.7	23.6
7.20	Proceeds from sale of investments	—	—	—	24.9	—	24.9
7.21	Proceeds from/(payments for) short term investments	—	—	2.6	(8.6)	2.6	(8.6)
7.22	Proceeds from/(payments for) closed out gold hedges	—	—	(34.4)	21.7	(34.4)	21.7
7.23	Payments for evaluation expenditure	—	—	(4.4)	(30.1)	(4.4)	(30.1)
7.24	Payment for purchase of Halco and MRN shares	(72.9)	—	—	—	(72.9)	—
7.25	Payments for research and development expenditure	—	—	(0.4)	—	(0.4)	—
7.26	Cash reserves retained by WMC Resources upon demerger	—	—	(65.2)	—	(65.2)	—

7.27	Net investing cash flows	(72.9)	—	(405.1)	279.1	(478.0)	279.1

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  12

Condensed consolidated statement of cash flows (continued)

		Continuing Operations $A million		Discontinuing Operations $A million		Total $A million
		2002	2001	2002	2001	2002	2001
Cash Flows Related to Financing Activities
7.28	Proceeds from issues of shares	38.5	67.6	—	—	38.5	67.6
7.29	Proceeds from borrowings	537.9	—	1,278.7	277.2	1,816.6	277.2
7.30	Repayment of borrowings	(600.0)	—	(1,366.1)	(1,055.5)	(1,966.1)	(1,055.5)
7.31	Dividends paid	(199.7)	(396.4)	—	—	(199.7)	(396.4)
7.32	Distributions to outside equity interests	—	—		(1.0)		(1.0)

7.33	Net financing cash flows	(223.3)	(328.8)	(87.4)	(779.3)	(310.7)	(1,108.1)

Net (Decrease)/Increase in Cash Held		(23.6)	44.8	(162.5)	80.9	(186.1)	125.7
7.34	“Cash” at beginning of period	46.8	2.0	167.4	84.1	214.2	86.1
7.35	Exchange rate adjustments to Item 7.34 above	—	—	(4.9)	2.4	(4.9)	2.4

7.36	“Cash” at end of period	23.2	46.8	—	167.4	23.2	214.2

Reconciliation of Cash

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

	Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
8.1	Cash on hand and at bank	15.2	106.3
8.2	Money market deposits (with maturity on investment three months or less)	8.2	108.1

8.3	Cash assets (Item 4.1)	23.2	214.4
8.4	Bank overdraft	—	(0.2)

8.5	Total cash at end of period (Item 7.36)	23.2	214.2

Other notes to the condensed financial statements

Ratios

		Year ended 31 Dec 2002%	Year ended 31 Dec 2001%

Profit before tax/revenue
9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	5.9	8.9
Profit after tax/equity interests (annualised)
9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of members’ equity at the end of the period (Item 4.42)	15.1	8.3

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Earnings per share (EPS)

		Year ended 31 Dec 2002	Year ended 31 Dec 2001

	Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share

	Equity accounted earnings in cents per ordinary share
10.1	Basic EPS	15.7	36.4
10.2	Diluted EPS	15.6	36.3
10.3	Weighted number of shares outstanding during the year used in the calculation of earnings per share
10.4	— Basic earnings per share	1,112,878,659	1,103,323,901
10.5	— Effect of options and partly paid shares on issue	2,905,619	2,997,478

10.6	— Diluted earnings per share	1,115,784,278	1,106,321,379

Discontinuing Operations

Refer to Appendix 1.

Loss of control of entities having material effect

14.1	Name of entity:	Central Norseman Gold Corporation Limited
14.2	Consolidated (loss) from ordinary activities and extraordinary items after tax of the controlled entity for the current period to the date of loss of control ($m)	(1.5)
14.3	Date to which the profit in item 14.2 has been calculated:	18 January 2002
14.4	Consolidated (loss) from ordinary activities and extraordinary items after tax of the controlled entity while controlled during the whole of the previous corresponding period ($m)	(0.9)
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control ($m)	25.1

14.6	Name of entity:	WMC Resources Ltd
14.7	Consolidated (loss) from ordinary activities and extraordinary items after tax of the controlled entity for the current period to the date of loss of control ($m)	(35.2)
14.8	Date to which the profit in item 14.7 has been calculated:	30 November 2002
14.9	Consolidated profit from ordinary activities and extraordinary items after tax of the controlled entity while controlled during the whole of the previous corresponding period ($m)	120.3
14.10	Distribution from equity on sale of interest leading to loss of control ($m)	(51.5)

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Dividends

15.1	A final dividend has been declared payable on 8th April 2003
15.2	Record date to determine entitlements to the dividend is 11th March 2003
15.3	A final dividend has been declared

Amount per share

		Year ended 31 Dec 2002 (cents)	Year ended 31 Dec 2001 (cents)

Final dividend per share
15.4	Amount per share	13¢	13¢
15.5	Franked amount per share at 30% tax rate	13¢	13¢
Interim dividend per share
15.6	Amount per share	5¢	16¢
15.7	Franked amount per share at 30% tax rate	5¢	16¢
Share scheme (demerger) dividend per share
15.8	Amount per share	73¢	—

Total dividends on all share (interim plus final)

Refer to Change in Accounting Policy note, “Provision for dividends” (page 22), for details of a change in the policy on the provision for dividends.

		Year ended 31 Dec 2002 (cents)	Year ended 31 Dec 2001 (cents)

15.9	Dividend to be paid on ordinary shares	18¢	29¢
15.10	Total	18¢	29¢

		Year ended 31 Dec 2002 (A$Million)	Year ended 31 Dec 2001 (A$Million)

	Final dividend
15.11	Ordinary Shares	146.7	144.1
15.12	Total	146.7	144.1

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  December 2002 Preliminary Final ASX Report  -  15

Details of aggregate share of results of associates

		Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

Alumina’s share of associates:
16.1	Profit from ordinary activities before income tax and goodwill amortisation	370.6	494.2
16.2	Amortisation of equity goodwill	(17.7)	(17.7)

16.3	Profit from ordinary activities before tax	352.9	476.5
16.4	Income tax on ordinary activities	(136.6)	(197.4)

16.5	Profit from ordinary activities after income tax	216.3	279.1
16.6	Extraordinary items net of tax	—	—

16.7	Net profit	216.3	279.1
16.8	Outside equity interests	—	—

16.9	Net profit attributable to members of Alumina Limited	216.3	279.1
16.10	Dividends received/receivable by Alumina Limited	(281.0)	(377.0)

16.11	(Shortfall) of equity share of profits over dividends received	(64.7)	(97.9)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
			Year ended 31 Dec 2002	Year ended 31 Dec 2001	Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million

17.1		Equity accounted associates and joint venture entities
	(i)	AWAC (including Alcoa of Australia Ltd)(a)	40%	40%	218.1	280.9
		(a)Alcoa of Australia Ltd	39.25%	39.25%
		Amortisation of equity goodwill realised on establishment of AWAC	n/a	n/a	(1.8)	(1.8)

17.2		Total			216.3	279.1

17.3		Other material interests			Nil	Nil

December 2002 Preliminary Final ASX Report

  December 2002 Preliminary Final ASX Report  -  16

Issued and quoted securities at end of current period

	Category of Securities	Number issued		Number quoted		Issue price per share ($)

18.1	Ordinary shares
	Fully paid	1,128,333,747		1,128,333,747
	Partly paid	Nil		Nil

18.2	Ordinary Shares—
	changes during current period:
	(a) Increase in fully paid shares following:
	(i) exercise of options	4,802,490		4,802,490		Various
	(ii) final call on partly paid shares	629,000		629,000		Various
	(iii) allotment of fully paid shares	14,080,604	*	14,080,604	*	$8.79

	Net increase in fully paid shares	19,512,094		19,512,094

	* 14,080,604 fully paid shares were allotted at $8.79 per share as part of the acquisition of Alumina’s interest in Corridor Sands.
	(b) Decrease in partly paid shares following:
	(i) final call on partly paid shares	629,000

18.3	Unquoted employee options to acquire fully paid ordinary shares	Number issued		Number Quoted		Exercise Price	Expiry Date

		1,277,920		Nil		$2.62	21 December 2003
		3,752,100		Nil		$4.52	20 December 2004
		5,936,700		Nil		$4.04	18 December 2005
		9,981,900		Nil		$5.02	30 November 2006
		600,000		Nil		$5.02	30 November 2006

		21,548,620

18.4	Issued during the current period	600,000		Nil		$9.35	30 November 2006

18.5	Exercised during the current period	10,000		Nil		$7.76	2 April 2002
		5,000		Nil		$8.23	11 June 2002
		224,000		Nil		$4.91	22 December 2002
		125,000		Nil		$5.40	22 December 2002
		283,750		Nil		$4.88	21 December 2003
		623,300		Nil		$8.42	20 December 2004
		2,490,290 93,400 250,000 451,300 60,200 115,900 70,350		Nil Nil Nil Nil Nil Nil Nil		$7.52 $9.35 $2.90 $2.64 $2.62 $4.52 $4.04	18 December 2005 30 November 2006 22 December 2002 22 December 2002 21 December 2003 20 December 2004 18 December 2005

		4,802,490

18.6	Expired/lapsed during the current period	126,453 89,600 1,019,600		Nil Nil Nil		$8.42 $7.52 $9.35	17 December 2004 18 December 2005 30 November 2006
		78,600		Nil		$5.02	30 December 2006

		1,314,253

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Issued and quoted securities at end of current period (continued)

18.7	Change in exercise price of the unquoted employee options

As a result of the demerger each WMC Limited employee option became an Alumina Limited option and entitled the holder to subscribe for one Alumina Limited share. The exercise price of the options were amended so that an Alumina Limited employee option has an exercise price less than the exercise price of the corresponding WMC Limited option prior to the demerger. The exercise price of an Alumina Limited option was determined by reference to the exercise price of the corresponding WMC Limited option prior to the demerger and a factor of 0.537. The factor of 0.537, was the volume weighted average price of Alumina Limited shares relative to the aggregate of WMC Resources Ltd shares and Alumina Limited shares, sold on the ASX over the first five days of trading on the ASX after the demerger.

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Segment Information

Business Segment

	Year ended 31 December 2002
	$ million
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	682.9	—	1,206.3	401.9	2,291.1
Unallocated revenue[2]					107.4
Less insurance proceeds					(67.2)
Less proceeds from sale of non-current assets					(101.0)
Less other sundry revenue					(9.4)

Operating revenues					2,220.9

Result
Segment result	(19.6)[4]	(6.3)	198.9[4]	(50.1)	122.9
Share of net profit or loss/result of equity accounted investments	—	216.3	—	—	216.3
Unallocated profit[3]					45.4
Unallocated corporate expenses:
New business					(32.0)
Regional exploration					(26.1)
Corporate					(109.1)
Finance and other costs					(25.1)
Net borrowing costs					(42.4)

Profit from ordinary activities before income tax but after outside equity interest					149.9
Income tax benefit					24.6

Net profit					174.5

Depreciation and amortisation	212.8	17.7	195.9	56.5	482.9
Unallocated					7.0

Consolidated depreciation and amortisation					489.9

Other non-cash expenses	13.1	—	37.6	9.3	60.0
Assets
Segment assets	—	26.4	—	—	26.4
Equity accounted investments	—	1,668.7	—	—	1,668.7

Consolidated total assets					1,695.1

Liabilities
Segment liabilities	—	541.6	—	—	541.6

Consolidated total liabilities					541.6

Acquisitions of non-current assets	189.3	—	174.7	43.0	407.4
Unallocated					9.3

Total acquisitions of non-current assets					416.7

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Segment Information (continued)

Business Segment (continued)

	Year ended 31 December 2001
	$ million
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1,6]	812.8	—	1,217.4	379.1	2,409.3
Unallocated revenue					1,123.4
Less insurance proceeds					(23.1)
Less proceeds from sale of non-current assets					(685.9)
Less other sundry revenue					(6.8)

Operating revenues					2,816.9

Result
Segment result	47.9	(3.4)	147.4[4]	(89.4)	102.5
Share of net profit or loss/result of equity accounted investments	—	279.1	—	—	279.1
Unallocated profit					282.4
Unallocated corporate expenses:
New business					(43.7)
Regional exploration					(63.7)
Corporate					(68.9)
Finance and other costs					(21.4)
Net borrowing costs					(140.9)

Profit from ordinary activities before income tax but after outside equity interest					325.4
Income tax benefit					76.3

Net profit					401.7

Depreciation and amortisation	181.9	17.7	222.5	66.0	488.1
Unallocated					125.8

Consolidated depreciation and amortisation					613.9

Other non-cash expenses	80.3	6.0	36.0	21.9	144.2
Assets
Segment assets	2,811.1	—	1,691.1	1,137.3	5,639.5
Equity accounted investments	—	1,675.6	—	—	1,675.6 [5]
Unallocated corporate assets					2,697.2

Consolidated total assets					10,012.3

Liabilities
Segment liabilities	387.6	—	431.8	78.7	898.1
Unallocated corporate liabilities					4,260.8

Consolidated total liabilities					5,158.9

Acquisitions of non-current assets	75.3	—	227.1	42.3	344.7
Unallocated					112.2

Total acquisitions of non-current assets					456.9

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Segment Information (continued)

Description of each business segment

Alumina/aluminium	Share of net profit or loss/result of equity accounted investment in Alcoa World Alumina and Chemicals (AWAC), and Alumina business unit costs.

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer products in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert.

Geographical segments

	Year ended 31 December 2002
	$ million
Consolidated	Australia	North America	Europe	Japan	Taiwan	Total
Segment revenue by location of customer	482.3	239.6	664.0	216.5	85.2	1,687.6
Unallocated revenue						533.3

Consolidated revenue						2,220.9

Segment assets by location of assets	595.2	440.5	186.4	—	—	1,222.1
Unallocated corporate and other assets						473.0

Consolidated total assets						1,695.1

Acquisitions of non-current assets	407.3	0.1	—	—	—	407.4
Unallocated						9.3

Total acquisitions of non-current assets						416.7

	Year ended 31 December 2001
	$ million
Consolidated	Australia	North America	Europe	Japan	Taiwan	Total
Segment revenue by location of customer	816.9	366.2	788.7	366.2	112.7	2,450.7
Unallocated revenue						366.2

Consolidated revenue						2,816.9

Segment assets by location of assets	6,200.9	626.0	175.4	—	—	7,002.3
Unallocated corporate and other assets						3,010.0	[5]

Consolidated total assets						10,012.3

Acquisitions of non-current assets	447.6	0.2	—	—	—	447.8
Unallocated						9.1

Total acquisitions of non-current assets						456.9

[1]	Segment revenues include intermediate product sales.
[2]	Unallocated revenue includes $33.5m from sale of CNGC and $45.0m from sale of the right to a gold royalty (refer to items 1.46 and 1.50).
[3]	Unallocated profit includes $25.1m from sale of CNGC and $15.4m from sale of the right to a gold royalty (refer to items 1.46 and 1.50)
[4]	Segment result for Copper/uranium and Nickel differs from Business Unit profit shown in appendix 1 due to unallocated interest.
[5]	Includes deferred losses on hedging contracts of $1,345.9 million.
[6]	Segment revenues for each business unit includes currency and commodity hedging allocated as follows:

	$ million
	2002	2001
Copper-uranium	(41.6)	(102.9)
Nickel	(58.3)	(141.5)
Fertilizer	(12.3)	(29.5)

	(112.2)	273.9

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Comments by directors

Background

The demerger of WMC Limited into two separate ASX listed entities, Alumina Limited and WMC Resources Ltd, was implemented in December 2002. As a result Alumina Limited retained the alumina assets (the 40% interest in the Alcoa World Alumina and Chemicals (AWAC) joint venture) and changed its name to ‘Alumina Limited’. WMC Resources Ltd now holds all of the non-alumina assets (i.e. WMC Limited’s nickel, copper/uranium and fertilizer businesses, and its exploration and development interests, including the finance companies holding assets and liabilities relating to those operations). To effect the demerger, Alumina Limited, effective 2 December 2002, distributed to its shareholders all of its interest in WMC Resources Ltd through a Scheme of Arrangement and capital reduction and dividend.

Prior to effecting the demerger, through a series of transactions internal to the Alumina Limited Group, Alumina Limited sold to WMC Resources Ltd, its share in the legal entities which held the copper/uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Ltd as well as Alumina Limited’s exploration and development interests other than those relating to AWAC. These sales were made at fair value in return for shares in WMC Resources Ltd. To consummate the demerger, Alumina Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources Ltd after the internal transfers were completed. The entitlement of Alumina Limited’s shareholders to the capital reduction ($3,133 million) and special dividend ($823 million) was ultimately satisfied in the demerger through the distribution to Alumina Limited’s shareholders of shares in WMC Resources Ltd on a one-for-one basis.

Presentation of financial statements

As a consequence of the demerger, Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC (39.25% in the case of Alcoa of Australia Ltd). The financial statements as presented reflect the results of the AWAC and associated corporate activities for the full period to 31 December 2002 (as Continuing operations) plus the results of the activities of WMC Resources Ltd, and the entities sold to WMC Resources Ltd as part of the demerger, for the period to 30 November 2002 (as Discontinuing operations).

Basis of financial report preparation

This report is for the year ended 31 December 2002, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4B and in accordance with Accounting Standards other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Comparative information is reclassified where appropriate to enhance comparability.

Change in Accounting Policy

Provision for dividends

The Company has applied AASB 1044 Provisions, Contingent Liabilities and Contingent Assets (issued October 2001) for the first time from 1 January 2002 in accordance with a written election by the directors under subsection 334(5) of the Corporations Act 2001. In accordance with this new standard, provisions are recognised for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half-year but not distributed at balance date.

In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, a provision was also made for dividends to be paid out of retained profits where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report. Comparative information has been restated to reflect this change.

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Change in Accounting Policy (continued)

A restatement of consolidated retained profits and total dividends provided for or paid showing the information that would have been disclosed had the new accounting policy always been applied, is set out below:

	Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million
Restatement of retained profits
Opening retained profits as previously reported	1,451.7	1,368.3
Change in accounting policy for providing for dividends	144.1	219.6

Restated retained profits at the beginning of the year	1,595.8	1,587.9
Net profit attributable to members of Alumina Limited (item 1.14)	174.5	401.7
Transfer from reserves	33.3	2.6
Distribution on demerger of WMC Resources Ltd	(51.5)	—

Total available for appropriation	1,752.1	1,992.2
Dividends declared during period	(1,022.7)	(396.4)

Restated retained profits at the end of the year	729.4	1,595.8

Restatement of total dividends provided for or paid
Previously reported total dividends provided for or paid during the year	878.6	320.9
Adjustment for change in accounting policy	144.1	75.5

Restated total dividends declared during the year	1,022.7	396.4

	Year ended 31 Dec 2002 $A million	Year ended 31 Dec 2001 $A million
Restatement of current liabilities—provisions (item 4.24)
Previously reported carrying amount at the end of the year	0.1	220.7
Adjustment for change in accounting policy	—	(144.1)

Restated carrying amount at the end of the year	0.1	76.6

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  23

Review of Operations

Comments are for the year ended 31 December 2002 with comparatives for the year ended 31 December 2001.

The financial results for Alumina Limited include the twelve months results of AWAC and associated corporate activities and eleven months (prior to the demerger) results of the activities of WMC Resources Ltd, and the entities sold to WMC Resources Ltd as part of the demerger.

The Group’s net profit attributable to members of Alumina Limited was $174.5 million ($401.7 million). The Group’s net profit attributable to members of Alumina Limited from continuing operations (AWAC and associated corporate activities ) was $209.7 million ($281.4 million).

Directors have declared a final dividend of 13 cents a share (13 cents), bringing total dividends for the year (excluding the 73 cents dividend to effect the demerger ) to 18 cents (29 cents).

The pre-tax profit from continuing operations (AWAC pre tax and associated corporate costs) was $209.4 million ($280.2 million). The pre-tax loss from discontinued operations was $60.2 million (profit of $47.4 million) for the eleven months to the end of November 2002 with segment profits as follows:

		$ million
Copper/Uranium		$(19.6)
Nickel		$198.9
Fertilizer	$(50.1)

Net interest expensed was $42.4 million ($140.9 million), with $0.7 million net interest income attributed to continuing operations.

Depreciation and amortisation charged was $477.4 million ($598.5 million), with $17.7 million relating to continuing operations.

Capital expenditure totalled $485.2 million, with $72.9 million relating to continuing operations (additional shares in MRN and Halco). Cash flow before financing activities was $124.6 million, of which $199.7 million is attributable to the continuing operations (principally $281.0 million dividends received from AWAC).

Production

The Group’s beneficial interest in alumina production increased by 3.5% to 4.9 million tonnes (4.7 million tonnes) due to increased production from San Ciprian resulting from the first full year of production after the 220,000 expansion, Jamalco returning to normal production after the strike in the fourth quarter of 2001 and the restart of capacity at Pt Comfort to meet market demand for alumina in the US. Aluminium production was up 1.4% with record production being achieved at Portland in the second half of 2002.

Costs

AWAC total costs of sales was in line with the previous period at US$2,084.7 million (US$2,091.1 million).

Markets

The aluminium market showed an improving trend in early 2002, but weakened in response to a deterioration in the global economic outlook. This weakness was reflected in lower aluminium prices in the second half of 2002. The Alumina market has tightened, with spot prices currently in excess of long-term contract prices. Most producers, including AWAC, sell the bulk of production under long-term contracts. The outlook for 2003 is clouded by geo-political and consequent economic uncertainty.

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December 2002 Preliminary Final ASX Report  -  24

Hedging

Alumina Limited had no currency or commodity hedging in place at the end of 2002. The outstanding hedge positions for the group were transferred with WMC Finance Limited, to WMC Resources Ltd, as part of the demerger.

Interest

The net interest paid during the period was $42.4 million (2001: $140.9 million). The variance when compared with the prior year is mainly due to reduced debt and the recognition of $75.9 million of previously deferred gains on the early termination of interest rate swaps.

Dividend franking credits

The final dividend declared of 13 cents (2001: 13 cents) per share will be paid on 8 April 2003 and be fully franked at the 30 per cent tax rate.

As at 31 December 2002 there were $34.8 million franking credits available. The amount and timing of the payment of the dividend takes into account the receipt of a fully franked dividend of $70.6 million in the first quarter of 2003. The potential to frank future dividends will depend upon the amount of the dividend and the available franking credits.

Contingent Liabilities

Guarantees

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. That guarantee continues to be applicable for foreign exchange and gold derivative transactions, entered into by WMCF and Union Bank of Switzerland, which have maturity dates from 2003 to 2008 and a negative mark to market value of $137.6 million at 31 December 2002. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources Ltd in relation to this guarantee.

Events subsequent to balance date

In January 2003, AWAC announced that it had conducted a portfolio review of its businesses and the market they serve and decided to divest its specialty chemicals business. The assets are expected to be sold at full value which would result in no significant losses for the group. There would be no material impact on future earnings of the group as a result of the sale. The financial effect of this event has not been recognised during the year ended 31 December 2002.

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Annual General Meeting

The Annual General Meeting of Alumina Limited will be held as follows:

Place:	Regent Theatre, 191 Collins Street, Melbourne

Date:	2 May 2003

Time:	2.30 pm

The 2002 Annual Report of Alumina Limited will be available on approximately 31 March 2003.

Compliance Statement

1.	This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on financial statements which have been subject to audit.

4.	Alumina Limited has a formally constituted audit committee.

S FOSTER	2003
COMPANY SECRETARY	DATE

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  26

Appendix 1

Discontinuing Operations

(a)	Gold business unit

In 2001, the company decided to focus on its core portfolio of large low cost businesses of nickel, alumina, copper/uranium and fertilizer businesses. As a result, the company began a strategic evaluation of its options for the gold business. The plan was finalised on 19 September 2001 when a final decision was made to sell the gold business unit in its entirety, including St Ives and Agnew Gold operations, the 50.48% state in Central Norsman Gold Corporation Limited and the 56% interest in the Meliadine West Joint Venture (“Meliadine”).

The Group disposed of its gold operations in 2001 except for its 50.48% controlling interest in Central Norseman Gold Corporation Limited (‘CNGC’) and the 56% interest in Meliadine. The sale of the 50.48% interest in CNGC was completed in January 2002 (item 1.46).

The only remaining assets and liabilities relating to discontinued operations of Gold at the end of the previous year were assets of $124.9 million and liabilities of $58.3 million.

The company’s rights to a royalty from the sale of the St Ives and Agnew Gold operations, was sold in June 2002 (item 1.50).

(b)	Minerals business

Following approval by the shareholders at the Scheme Meeting held on 29 November 2002, WMC Limited demerged its interest in the Alcoa World Alumina and Chemicals Venture (“AWAC”) from its other interests on 2 December 2002. As a result of the demerger, WMC Limited continues to hold its interest in AWAC (and changed its name to Alumina Limited). WMC Resources Ltd, which prior to the demerger was a wholly owned subsidiary of Alumina Limited, holds the nickel, copper/uranium and fertilizer businesses and exploration and development interests previously held within the Alumina Limited Group. Alumina Limited distributed to its shareholders all of its interest in WMC Resources Ltd through a scheme of arrangement and capital reduction and dividend.

Prior to effecting the demerger, through a series of transactions internal to the Alumina Limited Group, WMC Resources Ltd acquired WMC Limited’s shares in the legal entities which held the copper/uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Ltd as well as Alumina Limited’s exploration and development interests (including Meliadine) other than those relating to AWAC. These acquisitions were made at fair value in return for shares in WMC Resources Ltd. To consummate the demerger, Alumina Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources Ltd after the internal transfers were completed. The entitlement of Alumina Limited’s shareholders to the capital reduction and dividend was ultimately satisfied in the demerger through the distribution to Alumina Limited’s shareholders of shares in WMC Resources Ltd on a one-for-one basis.

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  27

Discontinuing Operations (continued)

(b)	Minerals business (continued)

Financial information relating to the discontinuing operations for the period to the date of disposal is set out below.

	Year ended 31 December 2002
	$ million
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total

Financial performance information for the 11 months ended 30 November 2002
Revenues	682.9	1,206.3	401.9	90.0	0.3	126.8	2,508.2
Expenses	(699.4)	(1,007.2)	(452.0)	(72.8)	(26.4)	(309.9)	(2,567.7)

Profit from ordinary activities before income tax	(16.5)	199.1	(50.1)	17.2	(26.1)	(183.1)	(59.5)
Income tax benefit	7.9	(58.3)	16.4	8.0	3.7	46.6	24.3

Net profit	(8.6)	140.8	(33.7)	25.2	(22.4)	(136.5)	(35.2)

Carrying amount of assets and liabilities as at 30 November 2002
Total assets	2,819.1	1,744.0	1,127.8	1,727.1	236.2	351.2	8,005.4
Total liabilities	454.3	365.5	80.8	3,420.9	5.2	(328.8)	3,997.9

Cash flow information for the 11 months ended 30 November 2002
Net cash flow attributable to:
Operating activities							330.0
Investing activities							(405.1)
Financing activities							(87.4)

Total							(162.5)

December 2002 Preliminary Final ASX Report

December 2002 Preliminary Final ASX Report  -  28

Discontinuing Operations (continued)

(b)	Minerals Business (continued)

	$ million
	Year ended 31 December 2001
	Copper/ uranium	Nickel	Fertilizer	Finance	Exploration	Other	Total
Financial performance information for the 12 months ended 31 December 2001
Revenues	812.8	1,217.4	379.1	485.3	8.7	778.0	3,681.3
Expenses	(764.9)	(1,070.0)	(468.5)	(418.7)	(72.4)	(841.6)	(3,636.1)

Profit from ordinary activities before income tax	47.9	147.4	(89.4)	66.6	(63.7)	(63.6)	45.2
Income tax benefit	0.8	(52.9)	28.5	(4.5)	9.9	93.3	75.1

Net profit	48.7	94.5	(60.9)	62.1	(53.8)	29.7	120.3

Carrying amount of assets and liabilities as at 31 December 2001
Total assets	2,811.1	1,691.1	1,137.3	2,931.8	15.4	(345.7)	8,241.0
Total liabilities	387.6	431.8	78.7	4,610.4	9.1	(504.1)	5,013.5

Cash flow information for the 12 months ended 31 December 2001
Net cash flow attributable to:
Operating activities							581.1
Investing activities							279.1
Financing activities							(779.3)

Total							80.9

December 2002 Preliminary Final ASX Report

ALUMINA
Consistent, strong performance from Alumina	1
Key Points	1
Future	1
Summary of AWAC’s Results	2
Diagram of Operations	4
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	5
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	6
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	7
Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Equity Profit	8
Production	8

PAGE  -  1

Consistent, strong performance from Alumina

The contribution to pre-tax profit from AWAC decreased to $352.9 million ($476.5 million), and Alumina’s equity share of AWAC’s after tax profit was $216.3 million ($279.1 million).

Alumina’s share of alumina production increased by over 3% to 4,867,000 tonnes (4,703,000 tonnes). The increase is attributable to higher production from San Ciprian resulting from the first full year of production after the 220,000 tonne expansion, Jamalco returning to normal production following the resolution of the labour dispute that occurred at the Clarendon Refinery in the fourth quarter of 2001 and the restart of capacity at Pt Comfort to meet market demand for alumina in the US. Alumina’s share of aluminium production was also 1% higher than the previous year at 148,000 tonnes with Portland achieving a new quarterly production record in the fourth quarter.

The aluminium price averaged USD0.61/lb for 2002 a drop of USD0.04/lb from 2001. Although the aluminium price recovered from the low of USD0.56/lb achieved in November 2001, factors such as poor market sentiment resulting from sluggish US and European economic growth, a downturn in equity markets, anticipation of higher exports of aluminium production from China and the increasing level of aluminium stocks prevented the aluminium price breaking through the USD0.66/lb level in 2002.

AWAC total cost of sales was in line with the previous period at US$2,084.7 million (US$2,091.1 million) and unit costs of sales were also similar.

The after tax profit of $209.7 million compares to the Scheme Booklet pro-forma forecast of $218.5 million in the year 2002. This forecast was provided on a pro-forma basis as though Alumina Limited has separated for the full year with corresponding corporate overheads and with interest expense estimated for a full 12 month period. Prices and volumes were marginally below forecast but the variance was partly offset by lower interest expense as actual interest was recorded from the date debt was drawn rather than the full 12 months.

Dividends received during 2002, totaled $281.0 million compared to $377.0 million in the previous period and $256.4 million forecast in the scheme booklet.

Key Points

•	Production efficiency and cost management underpin performance in a difficult economic climate.

•	Maintained position on cost curve.

Future

•	Completion of Jamalco’s 250,000 tonne expansion on time and on budget

•	Pursue other brownfield expansion opportunities, subject to improved market conditions

•	Continuation of cost reduction programmes as part of Alcoa’s stated commitment

•	Maximise free cashflows

PAGE  -  2

Summary of AWAC’s Results

•	First full year of production from the 220,000 tonne expansion at San Ciprian.
•	Higher production from Pt Comfort to meet market demands.
•	Jamalco’s 250,000 tonne expansion will increase production from 2004.
•	1998 – 2000 includes production from the now closed St Croix refinery (approx. 400,000 tonnes per year).

•	2001 and 2002 includes effect on total cost of sales of closure of St Croix and reduced production from Pt Comfort.
•	Movements in the Australian dollar have effected the US dollar reported costs for Australian Operations.

•	2002 includes capital contribution of USD 103 million by partners for the purchase of the ex-Reynolds assets (6% Halco and 5% MRN).
•	Lower 2001 resulting from record dividends paid in that year of USD542 million.

PAGE  -  3

•	Average 22% ROC for the last five years.
•	Strong 2002 ROC of 19% in a difficult market.

•	Record dividend of USD542 million paid in 2001.
•	Since establishment of AWAC, 86% of dividends paid have been fully franked.
•	Negligible debt at end of 2002.
•	Alumina Limited expects the practice of paying out 100% of AWAC’s cashflow as dividends to continue into the future.

The table below summarises the comparison of Alumina Limited share of AWAC’s equity profit before tax for the two periods (excluding individually significant items).

	Full Year 2001 ($Am)	Full Year 2002 ($Am)

Alumina and Chemicals	449.8	274.1
Metal	110.8	76.4
Other	21.7	20.1

Total Profit	582.3	370.6
Goodwill	(17.7)	(17.7)

Total AWAC Result	561.1	352.9

PAGE  -  4

PAGE  -  5

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

$US Millions (US GAAP) 100%	Full Year 2001	1st Half 2002	2nd Half 2002	Full Year 2002

Sales and Operating Revenue	2,050.8	922.6	1,017.4	1,940.0
Revenue From Related Parties	1,070.7	448.0	488.7	936.7

Total Revenue	3,121.5	1,370.6	1,506.1	2,876.7

Cost of Goods Sold and Operating Expenses	(2,091.1)	(1,007.1)	(1,077.6)	(2,084.7)
Selling, Administration and Other Expenses	(66.7)	(32.5)	(38.9)	(71.4)
Provision for Depreciation, Depletion and Amortisation	(163.9)	(76.8)	(79.7)	(156.5)
Interest Expense	(5.9)	(1.4)	(1.5)	(2.9)
Other Expense	(5.4)	(8.4)	(10.1)	(18.5)
Asset write offs and provisions associated with closure of plants	(107.0)	11.7	—	11.7
Cumulative effect of accounting change	—	4.7	—	4.7

Total Expenses	(2,440.0)	(1,109.8)	(1,207.8)	(2,317.6)

Profit Before Taxes On Income	681.5	260.8	298.3	559.1
Provision for Taxes On Profit	(272.7)	(90.7)	(104.5)	(195.2)

Profit From Operations	408.8	170.1	193.8	363.9
Less Minority Interests	(0.9)	(0.1)	(0.2)	(0.3)

Net Income	407.9	170.0	193.6	363.6

Members’ Equity
Opening Balance at Start of Period	2,087.4	1,749.3	2,002.5	1,749.3
Net Income	407.9	170.0	193.6	363.6
Capital Contribution of Partners	—	—	103.0	103.0
Dividends paid and return of capital to partners	(541.8)	(171.3)	(220.1)	(391.4)
Other Comprehensive Income/(loss)	(204.2)	254.5	6.8	261.3

Closing Balance at End of Period	1,749.3	2,002.5	2,085.8	2,085.8

PAGE  -  6

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

$US Millions (US GAAP) 100%	31 December 2001	30 June 2002	31 December 2002

Cash and Cash Equivalents	98.2	68.0	96.4
Receivables From Customers	347.8	264.7	316.1
Inventories	366.6	376.1	316.6
Prepaid Expenses and Other Current Assets	77.4	133.2	81.6

Total Current Assets	890.0	842.0	810.7

Land and Land Rights, including Mines	78.7	87.2	93.9
Structures	1,310.2	1,377.6	1,393.7
Machinery and Equipment	2,962.3	3,136.3	3,177.1

	4,351.2	4,601.1	4,664.7
Less Accumulated Depreciation and Depletion	(2,576.7)	(2,722.8)	(2,803.8)

	1,774.5	1,878.3	1,860.9
Construction Work In Progress	107.0	137.4	159.6
Investments	71.8	70.4	136.1
Other Assets and Deferred Charges	311.0	352.8	387.7

Total Non-Current Assets	2,264.3	2,438.9	2,544.3

Total Assets	3,154.3	3,280.9	3,355.0

Short Term Borrowings	116.4	101.2	43.6
Long Term Borrowings (Due Within 12 Months)	1.6	1.9	2.0
Accounts Payable	269.4	230.9	292.3
Taxes Payable	143.4	129.0	127.7
Other Current Liabilities	233.4	179.8	149.3

Total Current Liabilities	764.2	642.8	614.9

Long Term Debt	3.9	9.4	4.2
Deferred Taxes	179.1	214.8	200.5
Other Long Term Liabilities	452.4	407.1	443.9

Total Non-Current Liabilities	635.4	631.3	648.6

Total Liabilities	1,399.6	1,274.1	1,263.5

Minority Interest	5.4	4.3	5.7
Equity	1,749.3	2,002.5	2,085.8

Total Liabilities & Equity	3,154.3	3,280.9	3,355.0

PAGE  -    7

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

$US Millions (US GAAP) 100%	Full Year 2001	1st Half 2002	2nd Half 2002	Full Year 2002

Operating Activities
Net Income	407.9	170.0	193.6	363.6
Adjustment to reconcile net income to cash from operations:
Depreciation, Amortisation and Impairment	163.9	75.6	80.9	156.5
Reduction (Increase) in: Receivables	46.9	62.8	(18.1)	44.7
Inventories	(72.0)	12.5	56.1	68.6
Increase (Reduction) in: Current Liabilities	(23.1)	(170.7)	177.9	7.2
Other Working Capital	39.4	(71.5)	69.5	(2.0)
Net Change in Non Current Assets and Liabilities	(44.5)	80.1	(133.6)	(53.5)
Other Items	56.2	47.6	(116.5)	(68.9)

Cash From Operating Activities	574.7	206.4	309.8	516.2

Financial Activities
Dividends Paid & Return of Capital to Partners	(541.8)	(176.7)	(214.3)	(391.0)
Change in Debt	60.1	(4.9)	(64.0)	(68.9)
Partners Capital Contributions	—	—	41.0	41.0
Additions to Minority Interests	0.5	0.1	(0.1)	—
Dividends Paid to Minority Interests	(0.4)	(0.2)	(0.2)	(0.4)

Cash used for Financing Activities	(481.6)	(181.7)	(237.6)	(419.3)

Investing Activities
Capital Expenditure	(111.5)	(48.7)	(63.5)	(112.2)
Sale of Subsidiaries	—	11.0	—	11.0
Other	—	0.3	(1.5)	(1.2)

Cash Used for Investing Activities	(111.5)	(37.4)	(65.0)	(102.4)

Effect of Exchange Rate Changes on Cash	(1.5)	3.8	(0.1)	3.7

Cash Generated / (Used)	(19.9)	(8.9)	7.1	(1.8)

Cash and Cash Equivalents
Cash and Cash Equivalents at beginning of period	118.1	98.2	89.3	98.2
Cash and Cash Equivalents at end of period	98.2	89.3	96.4	96.4

Net Change in Cash and Cash Equivalents	(19.9)	(8.9)	7.1	(1.8)

PAGE  -  8

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit

to Alumina Limited Equity Profit

	Full Year 2001	1st Half 2002	2nd Half 2002	Full Year 2002

USD Profit Before Taxes on Income (US GAAP)	681.5	260.8	298.3	559.1

Less: USD AGAAP Adjustments	(18.8)	(16.9)	(28.2)	(45.1)

Total USD Profit Before Taxes (AUS GAAP)	662.7	243.9	270.1	514.0

Total AUD Profit Before Taxes (AUS GAAP)	1,279.9	456.1	489.2	945.3

Total Alumina Limited’s Share of AUD Profit Before Taxes[1]	494.2	181.5	189.1	370.6

Less: Write-Off Of Goodwill On Acquisition	(17.7)	(8.9)	(8.9)	(17.7)

AWAC Equity Profit Before Tax	476.5	172.6	180.2	352.9

Less: Share of equity income tax expense	(197.4)	(61.9)	(74.7)	(136.6)

AWAC Equity Profit After Tax	279.1	110.7	105.5	216.3

1 2001 includes equity share of asset write offs and provisions associated with closure of plants of $88.0M (tax benefit of $7.1M).

Production

Alumina Limited’s Equity Share	Full Year 2001	1st Half 2002	2nd Half 2002	Full Year 2002

Alumina (‘000 tonnes)	4,703	2,355	2,512	4,867
Aluminium (‘000 tonnes)	146	72	76	148